Exhibit 21

Material Subsidiaries of the Registrant
AMC Networks Inc.

Subsidiary	Jurisdiction of Formation	Percent Owned
AMC Network Entertainment LLC	New York	100%
AMC Networks Broadcasting & Technology	New York	100%
AMC/Sundance Channel Global Networks LLC	Delaware	100%
AMC Networks Central Europe Kft	Hungary	100%
AMC CMC HoldCo Limited	United Kingdom	100%
AMC Studios International C.V.	Netherlands	100%
Chello Zone Holdings Limited	United Kingdom	100%
IFC Entertainment Holdings LLC	Delaware	100%
IFC TV LLC	Delaware	100%
Plator Holding B.V.	Netherlands	100%
Rainbow Media Holdings LLC	Delaware	100%
Rainbow Programming Holdings LLC	Delaware	100%
SundanceTV LLC	Delaware	100%
WE tv LLC	Delaware	100%